U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for July 11, 2014
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
Enclosure:
EUROPEAN COURT SUBSTANTIALLY REDUCES THE FINE IMPOSED
ON SASOL FOR ITS INVOLVEMENT IN THE EUROPEAN PARAFFIN WAX
CARTEL
Sasol Limited
(Incorporated in the Republic of South Africa)

(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL
NYSE: SSL
Sasol Ordinary ISIN codes:               ZAE000006896            US8038663006
Sasol BEE Ordinary Share code:      JSE: SOLBE1
Sasol BEE Ordinary ISIN code:       ZAE000151817
EUROPEAN COURT SUBSTANTIALLY REDUCES THE FINE IMPOSED ON SASOL
FOR ITS INVOLVEMENT IN THE EUROPEAN PARAFFIN WAX CARTEL
In October 2008, the European Commission imposed a fine of
EUR 318.2 million on Sasol Wax GmbH and other Sasol group
companies, including Sasol Limited (“Sasol”) for Sasol Wax’s involvement in the European paraffin wax cartel. The fine was paid in full by Sasol in January 2009. Sasol viewed the fine as excessive and, in December 2008, applied to the European
General Court in Luxemburg for a reduction of the fine. Today, the European General Court reduced the fine by an amount of
EUR 168.22 million to EUR 149.98 million. The European
Commission has the right to appeal the decision.
In 1995, Sasol became a co-shareholder in an existing wax
business located in Hamburg, Germany, owned by the Schümann
group. In July 2002, Sasol acquired the remaining shares in
the joint venture and became the sole shareholder of the
business. Sasol was unaware of any cartel activities, before the European Commission commenced its investigation into the
European paraffin wax industry in April 2005.
Sasol will account for this as a post balance sheet adjusting event. The effect of the reduced fine will be accounted for
in Sasol’s FY14 income statement.
11 July 2014
Johannesburg
Sponsor: Deutsche Securities (SA) Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 11, 2014 By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary